Filed by Constellation Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Constellation Brands, Inc.

Commission File No. 001-08495

The following was distributed to stockholders of Constellation Brands, Inc. on November 2, 2022.

November 2, 2022

Dear Stockholder:

According to our latest records, we have not yet received your proxy for the important Special Meeting of Stockholders of Constellation Brands, Inc. taking place on November 9, 2022. Your Board of Directors recommends that stockholders vote FOR all of the proposals on the agenda.

It is important to note that ISS and Glass Lewis, independent proxy voting advisory firms to thousands of the world’s leading investment institutions, have each also recommended that stockholders vote in favor of these proposals.

Your vote is important, no matter how many or how few shares you may own. You should have already received voting instructions, but for your convenience we have included an additional proxy card with this letter.

If you have not already done so, please vote TODAY via the Internet or by telephone using the enclosed instructions. If you have received this letter by email, you may simply click the “VOTE NOW” button in the accompanying email.

Thank you for your support,

Very truly yours,

/s/ William A. Newlands

William A. Newlands

President and Chief Executive Officer

IMPORTANT--TIME IS SHORT!

To ensure your shares are represented at the Special Meeting, we encourage you to submit your proxy via the Internet or by telephone by following the easy instructions on the enclosed proxy card. Alternatively, if you have received this letter by email, you may simply click the “VOTE NOW” button in the accompanying email.

If you have any questions, or need assistance in voting your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED
TOLL-FREE, at (866) 239-1763 or +1 (412) 232-3651 (From other countries)

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Constellation Brands, Inc. (“Constellation”) has filed with the SEC a Registration Statement on Form S-4 (File No. 333-266434) (the “Registration Statement”), which contains a proxy statement/prospectus in connection with the proposed reclassification. After the Registration Statement was declared effective, the definitive proxy statement/prospectus was mailed to stockholders of Constellation on or about September 27, 2022. STOCKHOLDERS OF CONSTELLATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders are able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Constellation, without charge, at the SEC’s website, www.sec.gov, and on Constellation’s Investor Relations website at https://ir.cbrands.com.

Participants in the Solicitation

The directors and executive officers of Constellation and other persons may be considered participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding Constellation’s directors and executive officers is available in Constellation’s proxy statement, dated May 27, 2022, for the Annual Meeting of Stockholders held on July 19, 2022, which was filed with the SEC on June 2, 2022 and Constellation’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the proxy statement/prospectus.

Forward-Looking Statements

This communication contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word “expect,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to future plans and objectives of management and Constellation’s Board of Directors, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur.

The forward-looking statements are based on management’s current expectations and should not be construed in any manner as a guarantee that such results will in fact occur. All forward-looking statements speak only as of the date of this communication and Constellation does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements in this communication regarding Constellation and the reclassification transaction that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Constellation’s business and future financial and operating results and capital structure following the closing of the proposed reclassification and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Constellation’s control. These factors include, among other things, (1) failure to receive the requisite approvals of Constellation’s stockholders necessary to achieve the reclassification; (2) any other delays with respect to, or the failure to complete, the reclassification; (3) the ultimate outcome of any litigation matter related to the reclassification, (4) the ability to recognize the anticipated benefits of the reclassification, (5) Constellation’s ability to execute successfully its strategic plans, and (6) the effect of the announcement or the consummation of the proposed reclassification on the market price of the capital stock of Constellation. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks that could cause actual future performance or events to differ from current expectations can be found in Constellation’s filings with the SEC, including the risk factors discussed in Constellation’s most recent Annual Report on Form 10-K for the fiscal year ended February 28, 2022 and Quarterly Report on Form 10-Q for the quarter ended August 31, 2022.